

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 13, 2009

Mr. Gregory A. Wing
Vice President and Chief Financial Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, Montana 59102

      Re: **Stillwater Mining Company**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 26, 2008

Dear Mr. Wing:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Karl Hiller
                    Branch Chief